Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

March 24, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. James E. O’Connor, Esquire

Re:	Nationwide Mutual Funds File Nos. 811-08495 and 333-40455

Dear Mr. O’Connor:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Bailard Emerging Markets Equity Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on January 28, 2014, with regard to Post-Effective Amendment No. 153 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 16, 2013, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

Fund Summary: Fees and Expenses

1.	Comment: Revise the caption for the seventh row of the Fee Table as follows:

                                       ~~Amount of~~ Fee Waiver/Expense Reimbursement

Response:  The Registrant has amended the line item of the table consistent with your comment.

2.
Comment:  Footnote 2 to the Fee Table states that the expense limitation agreement made be changed or eliminated at any time, but only with the consent of the Board of Trustees.  Please state whether the Board has any expectation that it may consent to changing or eliminating the agreement during the one-year period following the effective date of the registration statement.

Response:   At this time, the Registrant does not anticipate any changes to (including elimination of) the agreement and is not aware of any Board plans to change or eliminate the agreement during the one-year period following the effective date of the registration statement.

Fund Summary: Principal Investment Strategies

3.
Comment:  In the first paragraph under “Principal Investment Strategies,” the disclosure states that the Fund invests in equity securities of issues “located in or economically tied to emerging market countries.”  What kind of equity securities does this disclosure describe (e.g., common stocks)?  Confirm that the term does not include derivatives.

Response:  The Registrant has intentionally chosen not to specify the types of equity securities to provide the subadviser with the flexibility to choose the types of stocks under varying market conditions.

4.
Comment:  In the last paragraph under “Principal Investment Strategies,” the disclosure states that the Fund may use derivatives.  Please identify specifically all of the derivatives in which the Fund intends to invest.  See Letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (“[D]isclousre concerning the principal risks of the fund should . . . be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”).

Response:  The Fund intends to engage in transactions involving forward foreign currency contracts, options, and futures, but may invest in other derivatives

U.S. Securities and Exchange Commission

depending on the facts and circumstances.  We believe the disclosure is sufficient given that, as disclosed, derivatives will be used principally for hedging and risk management purposes.

Fund Summary: Principal Risks

5.	Comment: Does the list of derivatives included under “Derivatives risk” represent the complete list of derivatives in which the Fund invests?

Response:  As noted in response to Comment 4, the Fund presently intends to engage in transactions involving forward foreign currency contracts, options, and futures, but may invest in other derivatives depending on the facts and circumstances.

Fund Summary: Performance

6.
Comment:  If applicable, under “Performance,” include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.  See Item 4(b)(2)(i) of Form N-1A.

Response:  The Registrant respectfully submits that the requested disclosure is not applicable in the absence of performance information for the Fund in the prospectus.  The requested disclosure will be added once the Fund is able to disclose a full year of performance in the prospectus.

Fund Management: Historical Performance of the Fund’s Subadviser

7.
Comment:  In the first paragraph under “Historical Performance of the Fund’s Subadviser,” the disclosure states  that the following tables show historical performance for Bailard’s Emerging Market Composite and that the Composite consists of actual, fee-paying, discretionary advisory client accounts managed by the Fund’s portfolio management team using investment policies and techniques that are substantially similar to those of the Fund.  Please explain to us what no-action letter is being relied upon to make this presentation (e.g., Nicholas-Applegate Mutual Funds (August 6, 1997).  Please explain how this presentation conforms to the requirements of the precedent that you are relying upon.

Response:  The historical performance of the Fund’s subadviser is being presented in reliance on Growth Stock Outlook Trust, Inc., SEC No-Action Letter (April 15, 1986) and Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Feb. 7, 1997) .  Consistent with these letters, the historical performance of the Fund’s subadviser is being presented in the following manner:  (i) the composite performance is located in the Management section of the prospectus so as not to

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give greater prominence to the Fund’s own performance, which will be located in the Summary Section after the first year of the Fund’s operations; (ii) the composite performance is accompanied by prominent disclosure that “[t]he performance information for the composite does not represent the performance of the Fund” and that “[t]he performance information for the composite should not be considered a substitute for the Fund’s performance; (iii) the composite performance is compared to the MSCI Emerging Markets Index; and (iv) the composite performance is accompanied by disclosure that the accounts in the composite are not subject to the same type of expenses to which the Fund is subject and are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed by the federal securities and tax laws.  These elements are consistent with the representations upon which the SEC staff provided relief in the no-action letters referenced above.

8.	Comment: The year-by-year presentation in the Emerging Market Composite table should be revised to conform to, or should be accompanied by, the 1-5-10 year format used in Form N-1A.

Response:  Registrant has added the 1- , 5- , and 10-year average annual total returns consistent with the comment.

Distributions and Taxes: Selling and Exchanging Shares

9.	Comment: Revise the first sentence under “Selling and Exchanging Shares” as follows:

Selling or exchanging your shares may result in a realized capital gain or loss, which is subject to federal income tax.

Response:  The Registrant has amended the first sentence under “Selling and Exchanging Shares” consistent with your comment.

Statement of Additional Information

Additional Information on Portfolio Instruments, Strategies and Investment Policies: Other Types of Investments or Strategies

10.
Comment:  Options, futures, and forwards may be senior securities.  As you note elsewhere, an open-end fund is not permitted to create senior securities, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act.  To avoid creating senior securities, all leveraging must be adequately covered in terms of the asset segregation policies described in Investment Company Act Release 10666 and subsequent no-action letters.  Please describe specifically how the Fund will avoid creating senior securities with respect to each kind of derivative in which it will invest.  Please describe specifically the Fund’s asset segregation policies

U.S. Securities and Exchange Commission

with respect to its “physically settled” and “cash settled” derivatives.  With respect to forward contracts and futures contracts that are not contractually permitted or required to “cash-settle,” the Fund should cover its open positions by setting aside liquid assets equal to the contracts’ full notional value (less any margin posted).  With respect to written options, a fund should segregate the notional amount, even if there are cash settled options.

As a general rule, the cover required for derivatives is the notional amount less margin posted by the fund.  There is a limited exception that permits mark to market cover for the following instruments: (i) non-deliverable forwards; and (ii) futures, the contract language of which contemplates (a) that the fund will close out the contract by netting its obligation against the counterparty’s obligation to the fund in cash, and does not contemplate physical delivery or settlement, or (b) physical delivery/settlement, but the fund has been able to enter into a binding side agreement with the FCM in which the FCM agrees to close out the contract prior to the beginning of the delivery cycle so that the contract is closed by netting in cash, there is no physical delivery/settlement, and the FCM indemnifies the fund if this should fail.  (This is a strict standard; side agreements proposed by counsel generally have been inadequate.)

Response:  The following disclosure has been added under the heading “Borrowing”:

Asset Segregation.  Pursuant to current guidance from the staff of the Securities and Exchange Commission (“SEC”), financial instruments that involve a Fund’s obligation to make future payments to third parties will not be deemed to be creating any “senior security” provided that the Fund “covers” its obligations.  Financial instruments that involve an obligation to make future payments to third parties can include, among others, (i) securities purchased on a when-issued, delayed delivery, or to be announced basis, (ii) futures contracts, (iii) forward currency contracts, (iv) swaps, (v) written options, (vi) unfunded commitments, (vii) securities sold short, and (viii) reverse repurchase agreements.  A Fund is deemed to have “covered” its obligations involving such a financial instrument when the Fund enters into an offsetting financial position, or segregates liquid assets (such as cash, cash equivalents or other liquid portfolio securities) equal to the Fund’s exposures relating to the financial instrument, as determined on a daily basis.  Segregated assets are not required to be physically segregated from other Fund assets, but may be segregated through appropriate notation on the books of a Fund or the Fund’s custodian.

The obligation to cover a financial instrument may require a Fund to sell a portfolio security or exit a transaction, including a transaction in a financial instrument, at a disadvantageous time or price in order to segregate the required amount of assets.  Should segregated assets decline

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in value, a Fund will be required to segregate additional assets or reduce its position in the financial instrument.  In addition, segregated assets may not be available to satisfy redemptions or for other purposes, until a Fund’s obligations under the financial instruments have been satisfied.

Consistent with current SEC staff positions, the segregated amount for futures and forward contracts that require only cash settlement, and swap agreements that call for periodic netting between a Fund and its counterparty, is the net amount due under the contract, as determined daily on a mark-to-market basis.  For other kinds of futures, forwards and swaps, more assets will be required to cover a Fund’s obligations, which essentially limits the Fund’s ability to use these instruments.

11.
Comment:  Under “Repurchase Agreements,” please also disclose that the Fund’s making of any loans (loans of portfolio securities and repurchase agreements) are limited to one-third of the Fund’s total assets.  (It may be clarified that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than one-third of its assets.)  See Salomon Brothers (pub. avail. May 4, 1975) and The Brinson Funds (pub. avail. November 25, 1997).

Response:  Please see the response to Comment 10 above.

12.
Comment:  Under “Securities of Investment Companies,” the disclosure states that the Fund may invest in exchange-traded funds.  Is an acquired fund fees and expenses entry required in the Prospectus’ fee table?

Response:  To the extent the Fund’s investment in exchange-traded funds results in acquired fund fees and expenses that exceed 0.01 percent of the average net assets of the Fund, the Fund will include a sub-caption in the Fees and Expenses table for acquired fund fees and expenses. Otherwise, pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A, the Registrant will include such fees and expenses under “Other Expenses.”

Investment Restrictions

13.
Comment:  The second bullet states that the Fund may not borrow money or issue senior securities, except to enter into reverse repurchase agreements.  As an open-end fund, the Fund is not permitted to create senior securities, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act.  To avoid creating senior securities, all leveraging must be adequately covered in conformity with the requirements of Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987), Robertson Stephens Investment Trust (August 24, 1995), and Merrill Lynch Asset Management, L.P. (July 2, 1996).  In addition to the disclosure provided with

U.S. Securities and Exchange Commission

respect to reverse repurchase agreements, please describe, where appropriate, how the Funds’ segregation policies conform to the requirements of Investment Company Act Release 10666.

                                Response: Please see the response to Comment 10 above.

14.
Comment:  The word “order” in the second bullet suggests that if the Commission were to grant the Fund exemptive or other relief, the Fund may change its policies with respect to loans without seeking shareholder approval.  In our view, the issuance of exemptive or other relief typically would not relieve the Funds from any obligation under Section 13 of the 1940 Act to seek shareholder approval to change fundamental policies.  Accordingly, please delete the word “order.”

Response:  The Registrant respectfully declines to incorporate the comment as the language as currently drafted was intended to account for the possibility that the Commission may grant such an exemptive order. Therefore, if the Commission were to grant the Fund exemptive or other relief, there would be no change in the fundamental policy requiring shareholder approval.

15.
Comment:  In the fifth bullet, delete the phrase “25% or more (taken at current value) of the Fund’s total assets” to reflect the concentration limit applicable to open-end funds.  See Instruction 4 to Item 9(b)(1) of Form N-1A.  In our view, a shareholder vote is not required to make this correction, despite the fact that it is a fundamental policy being corrected.  Changing the concentration policy by making it more narrow is not a “deviation” under Section 13(a)(3) of the 1940 Act.

Response:  The Registrant respectfully submits that the stated concentration policy is consistent with long standing SEC staff statements. In particular, the SEC staff has stated, “We have taken the position that a fund is concentrated if it invests more than 25% of the value of its total assets in any one industry.” The First Australia Fund, Inc., SEC No-Action Letter (July 29, 1999) (citing Investment Company Act Release No. 9011 (Oct. 30, 1975)).

16.
Comment:  In the sixth bullet, delete the phrase “and enter into any other lending arrangement as and” to make the restriction more specific.  Here, the restriction is made meaningless by the exception (i.e., the Fund may not make any loans except that it may make any loans permitted by the 1940 Act).

Response:  The Registrant respectfully declines to incorporate the comment. The current language is intended to account for the possibility of any change in the 1940 Act, any rule, order or interpretation thereunder.

U.S. Securities and Exchange Commission

17.	Comment: Delete the paragraph before “Internal Revenue Code Restrictions” on page 24 (the paragraph regarding the Fund’s non-fundamental 80 Percent Policy).

Response:  The Registrant respectfully declines to accept the comment as the Fund’s name includes “Emerging Markets” and is subject to Rule 35d-1 under the Investment Company Act of 1940.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8429 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire Prufesh R. Modhera, Esquire Cillian M. Lynch, Esquire